vtech

VTech Corporate Services Ltd

Exempted No. : 82-3565
Our Ref. No. : PF196-46/02/ac
Direct Line : (852) 2680 5031 / 2680 5033
Fax No. : (852) 2665 5099
(Please contact Anthony AU / Annie CHAN)

02042875

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

SUPPL

17th July 2002

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Re : VTech Holdings Limited
Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose the following documents of VTech Holdings Limited for your filing:-

1. Annual Report 2002 (English Version);
2. Circular to shareholders regarding general mandate to repurchase and issue shares and notice of annual general meeting; and
3. Proxy Form for 2002 annual general meeting.

Yours faithfully

AU Shiu Kee, Anthony
Company Secretarial Manager

02 JUL 25 AM 10:45

7/29

Encl.

c.c. Ms. Kathy Jiang
ADR Div., The Bank of New York (New York)
Fax No. 1 212 571 3050
(w/o enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(w/o enclosure)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

For shareholders of the Company whose shares in the Company are registered on the UK branch register, if you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other independent professional adviser authorised under the UK Financial Services Act 1986 immediately.

For shareholders of the Company whose shares in the Company are registered on the Hong Kong branch register, if you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser immediately.

If you have sold or transferred all your shares in VTech Holdings Limited, you should at once hand this document, together with the enclosed form of proxy, to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING

A letter from the Chairman of VTech Holdings Limited is set out on pages 3 to 8 (inclusive) of this document. A notice convening the annual general meeting of VTech Holdings Limited to be held at Lotus Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City (near Star Ferry Pier), 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong at 3:30 p.m. (Hong Kong time) on 9th August, 2002 is set out on pages 9 to 11 (inclusive) of this document.

Whether or not you are able to attend the said meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting if you so wish.

8th July, 2002

CONTENTS

In this document, the following expressions have the following meanings unless the context otherwise requires:

"1991 Share Option Scheme"	the share option scheme adopted by the Company on 24th September, 1991
"2001 Share Option Scheme"	the share option scheme adopted by the Company on 10th August, 2001
"AGM"	the annual general meeting of the Company convened to be held on Friday, 9th August, 2002 at 3:30 p.m. (Hong Kong time)
"AGM Notice"	notice of the AGM, which is set out on pages 9 to 11 (inclusive) of this document
"Board"	the board of Directors from time to time
"Companies Act"	the UK Companies Act 1985 (as amended)
"Company"	VTech Holdings Limited, an exempted company incorporated in Bermuda under the Companies Act 1981 of Bermuda, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange and on the Official List of the UK Listing Authority
"Directors"	the directors, including the independent non-executive directors, of the Company from time to time
"Group"	the Company and its subsidiaries from time to time
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong branch register"	the register of members held in Hong Kong by Computershare Hong Kong Investor Services Limited of Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Latest Practicable Date"	8th July, 2002, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information included herein
"London Stock Exchange"	London Stock Exchange plc

"Share(s)"	ordinary share(s) of US$0.05 each in the share capital of the Company
"Shareholders"	holders of Shares
"UK"	United Kingdom of England, Wales, Scotland and Northern Ireland
"UK branch register"	the register of members held in the UK by Capita IRG Plc of Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom
"UK Listing Rules"	the rules and regulations made by the UK Listing Authority under Part IV of the Financial Services Act 1986 as amended from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

Directors:
Allan WONG Chi Yun *(Chairman)*
Albert LEE Wai Kuen *(Deputy Chairman)*
Paddy LAW Wai Leung *(Group Chief Executive Officer)*
Raymond CH'IEN Kuo Fung*
William FUNG Kwok Lun*
Michael TIEN Puk Sun*
Patrick WANG Shui Chung*

* *Independent Non-Executive Director*

Registered Office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal Office in Hong Kong:
23rd Floor
Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong

8th July, 2002

To the shareholders and for information only,
the holders of warrants
of VTech Holdings Limited

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

At the AGM, notice of which is set out on pages 9 to 11 (inclusive) of this document, resolutions will be proposed to approve the following:

(i) the grant to the Directors of a general mandate to repurchase fully paid-up Shares;

(ii) the grant to the Directors of a general mandate to allot, issue and otherwise deal with Shares representing up to 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution; and

(iii) the grant to the Directors of a general authority to allot, issue and otherwise deal with Shares of the aggregate nominal amount of the Shares repurchased under the repurchase mandate.

The purpose of this document is to explain the proposed resolutions.

GENERAL MANDATE TO REPURCHASE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 10th August, 2001 to exercise the powers of the Company to repurchase Shares will expire at the AGM.

At the AGM, Resolution 5, as set out in the AGM Notice, will be proposed as an ordinary resolution pursuant to which the Directors will be granted a general and unconditional mandate to exercise all the powers of the Company to repurchase issued Shares subject to the criteria set out in the resolution. The authority relates only to repurchases made on the Hong Kong Stock Exchange and the London Stock Exchange and otherwise in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules. The general mandate covers repurchases made or agreed to be made only during the period ending on the date of the annual general meeting of the Company next following the AGM, or fifteen months from the date of the AGM, or until the authority given under Resolution 5 is renewed, revoked, or varied by ordinary resolution of the Shareholders in general meeting, whichever occurs first. In accordance with the Hong Kong Stock Exchange Listing Rules, the Company is required to send to its shareholders an explanatory statement containing all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of a mandate to exercise the powers of the Company to purchase its own Shares. This document sets out below such information, in relation to the mandate to repurchase Shares, as is required to be provided in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules.

Share Capital and Maximum Number of Shares that may be Repurchased

The maximum number of Shares that may be repurchased pursuant to the mandate will be such number of Shares as represents 10% of the share capital of the Company in issue on the date of the AGM. As at the Latest Practicable Date, there were in issue an aggregate of 225,527,133 Shares. Subject to the passing of the relevant resolution approving the mandate to repurchase Shares and on the basis that no Shares are issued or repurchased prior to the AGM, the Company would be permitted under the repurchase mandate to repurchase a maximum of 22,552,713 Shares. The mandate relates only to repurchases of Shares which are fully paid up.

As at the Latest Practicable Date, the total number of options and warrants to subscribe for Shares that are outstanding is 21,745,000 being equivalent to approximately 9.64% of the total issued share capital of the Company as at that date. If the repurchase of Shares under the currently existing mandate was carried out in full prior to the AGM and the repurchase of Shares under the new mandate to be passed at the meeting was also carried out in full following the AGM the percentage would increase to approximately 12.05%.

Reasons for Repurchases

While it is not possible to anticipate any specific circumstances in which the Directors might think it appropriate to repurchase Shares, the Directors believe that an authority to do so would give the Company additional flexibility that would be beneficial. The Directors have no current intention to repurchase any Shares.

In reaching a decision as to whether to make any such repurchase, the Directors will take account of market conditions and the Company's funding arrangements at the time and whether or not such repurchase would lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share. Shareholders can be assured that the Directors would only make a repurchase in circumstances where they

consider it to be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on favourable terms after obtaining all necessary consents which may be required under loan or finance documentation.

On the basis of the consolidated financial position of the Company as at 31st March, 2002, (being the date to which the latest published audited consolidated accounts of the Company have been made up) and in particular the working capital position of the Company at that time and the number of Shares to which the repurchase mandate relates, the Directors consider that it is likely that there would be a material adverse impact on the working capital position and the gearing position of the Company in the event that the repurchase mandate were to be exercised in full during the repurchase period. No repurchases would be made where such repurchases would have a material adverse impact on the working capital position of the Company unless the Directors consider that such repurchases were in the best interests of the Company.

Price to be Paid for Repurchases

Under the UK Listing Rules, the maximum price which may be paid for each of the Shares to be repurchased is 5% above the middle market quotation of those Shares as derived from the London Stock Exchange Daily Official List for the five dealing days immediately prior to the repurchase. The minimum price that will be paid for each of the Shares is US$0.05, being the nominal value of the Shares.

Funding of Repurchases

The Company is empowered by its memorandum of association and bye-laws to repurchase its Shares. Purchases of Shares must be funded out of funds legally available for the purpose in accordance with the Company's memorandum of association and bye-laws and the laws of Bermuda and will be funded by the resources of the Company. Bermuda law provides that the amount of capital paid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant Shares or the funds of the Company that would otherwise be available for dividend or distribution of the proceeds of a fresh issue of Shares made for the purpose. The amount of premium payable on repurchase may only be paid out of the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the Shares are repurchased. Should the Directors consider it desirable, they would be able to finance the repurchase out of funds borrowed against any of the above-mentioned accounts.

Hong Kong Stock Exchange Listing Rules

The reporting requirements contained in the Hong Kong Stock Exchange Listing Rules specify that, *inter alia*, a listed company shall report all repurchases of its securities to the Hong Kong Stock Exchange by not later than 9:30 a.m. (Hong Kong time) on the business day following the date of repurchase of any securities and shall include in its annual report a monthly breakdown of repurchases of securities.

UK Listing Rules

The UK Listing Rules require the Company to notify the Company Announcements Office of the London Stock Exchange of any repurchases made by the Company no later than 7:30 a.m. (London time) on the business day following the day on which the repurchase took place.

Directors' Undertaking

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules and all applicable Bermuda laws and in accordance with the regulations set out in the memorandum of association and bye-laws of the Company.

Directors and Connected Persons

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of the associates (as defined in the Hong Kong Stock Exchange Listing Rules) of any of the Directors, have any present intention, in the event that the grant to the Directors of the repurchase mandate is approved by the shareholders, of selling Shares to the Company.

No persons who are connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, nor have they undertaken not to sell any of the Shares held by them to the Company in the event that the Company is authorised to make repurchases of Shares.

Hong Kong Code on Takeovers and Mergers

If, as a result of a share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Code") and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer for the securities of the Company under Rule 26 of the Code.

As at the Latest Practicable Date, the total issued share capital of the Company was 225,527,133 Shares and Mr. Allan WONG Chi Yun ("Mr. WONG") and his associates, the controlling shareholders of the Company, held an aggregate of 92,976,666 Shares representing a approximately 41.23% interest in the Company. If the repurchase of Shares under the mandate was carried out in full, the shareholding percentage of Mr. WONG and his associates would increase to approximately 45.81% and would then be obligated to make a mandatory offer for the securities of the Company under Rule 26 of the Code. However, the Directors do not propose to exercise the General Mandate to Repurchase Shares to such extent as would, in the circumstances, cause Mr. WONG and his associates to become obligated to make a mandatory offer under Rule 26 of the Code.

Share Prices and Share Repurchase Records

During each of the 12 months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Hong Kong Stock Exchange were as follows:

	PER SHARE	
	Highest	**Lowest**
	HK$	*HK$*
2001		
July	3.825	2.925
August	3.200	2.700
September	2.800	1.980
October	3.375	2.200
November	5.550	3.100
December	6.500	5.300
2002		
January	9.350	5.200
February	11.000	7.050
March	11.750	9.950
April	11.350	8.500
May	9.950	8.700
June	9.550	7.100

During each of the six months preceding the Latest Practicable Date, no Shares were repurchased by the Company.

Status of Repurchased Shares

Under Bermuda law, any Shares repurchased by the Company will be treated as cancelled and the issued share capital of the Company, but not the aggregate amount of its authorised share capital, will be reduced accordingly.

GENERAL MANDATE TO ISSUE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 10th August, 2001 to exercise the powers of the Company to allot, issue and deal with Shares will expire at the AGM.

Resolution 6 as set out in the AGM Notice will be proposed as an ordinary resolution to renew a general and unconditional mandate to authorise the Directors to allot, issue and deal with further new Shares representing up to 20% of the aggregate nominal amount of the share capital of the Company in issue at the date the resolution is passed and as enlarged by the allotment and issue of Shares upon the grant of options and the allotment and issue of Shares upon the exercise of options pursuant to the 1991 Share Option Scheme and the 2001 Share Option Scheme. As at the Latest Practicable Date, there were in issue an aggregate of 225,527,133 Shares. On the basis that no Shares are issued or repurchased prior to the AGM, the Company would be allowed to allot, issue and deal with a maximum of 45,105,426 further new Shares. In addition, if Resolution 6 is passed, authorising the repurchase of Shares by the Company, Resolution 7 set

out in the AGM Notice will be proposed as an ordinary resolution to extend the authority of the Directors to allot, issue and deal with Shares to include an additional number of Shares equal to the number of Shares repurchased under the repurchase mandate.

The authority of the Directors to allot and issue Shares pursuant to Resolutions 6 and 7 shall expire on the earlier of the conclusion of the annual general meeting of the Company to be held in 2003, fifteen months after the date of the AGM, the date of renewal of such authority prior to such time or the date on which such authority is revoked or varied by ordinary resolution of the Shareholders in general meeting. The Directors confirm that there are no pre-emption rights attaching to the Shares and that they have no present intention of allotting, issuing and dealing with Shares pursuant to the authority that would be vested in them pursuant to Resolutions 6 and 7 set out in the AGM Notice.

RECOMMENDATION

The Directors consider that the general mandate to repurchase Shares and the general mandates to allot, issue and deal with Shares are each in the best interests of the Company and its shareholders as a whole. The Directors recommend that the shareholders of the Company vote in favour of these resolutions at the AGM. Those Directors who are also shareholders of the Company intend to vote in favour of the resolutions.

NOTICE OF ANNUAL GENERAL MEETING

The AGM Notice is set out on pages 9 to 11 (inclusive) of this document.

A form of proxy is enclosed with this document for use at the AGM. Whether or not you choose to attend this meeting, you are requested to complete and return the enclosed form of proxy to 23rd Floor, Tai Ping Industrial Centre, Block 1, 57 Ting Kok Road, New Territories, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting. Completion of a form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.

Yours faithfully,
Allan WONG Chi Yun
Chairman

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of VTech Holdings Limited (the "Company") will be held at 3:30 p.m. (Hong Kong time) on Friday, 9th August, 2002 at Lotus Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City (near Star Ferry Pier), 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong in order to consider the following business:

ORDINARY BUSINESS

1. "THAT the Audited Financial Statements and the Reports of the Directors and Auditors of the Company for the year ended 31st March, 2002 be received."

2. "THAT the retiring director(s) pursuant to bye-law 94 and bye-law 112 of the bye-laws of the Company (the "Bye-laws") be re-elected."

3. "THAT the remuneration of the directors of the Company be determined."

4. "THAT PricewaterhouseCoopers be re-appointed as the auditors of the Company to hold office until the conclusion of the next annual general meeting and that their remuneration be determined by the board of directors of the Company (the "Directors")."

SPECIAL BUSINESS

Resolutions 5 to 7 will be proposed as ordinary resolutions of the Company:

5. "THAT:

    (a) subject to the provisions of paragraphs (b) to (d) below, the exercise by the Directors of all the powers of the Company to repurchase ordinary shares of US$0.05 each in the share capital of the Company on the London Stock Exchange plc (the "London Stock Exchange") and/or The Stock Exchange of Hong Kong Limited or on any other stock exchange on which the shares of the Company may be listed subject to and in accordance with all applicable laws and the provisions of, in the manner specified in, the Listing Rules of the Financial Services Authority in the United Kingdom, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Code on Share Repurchases be and is hereby generally and unconditionally approved;

    (b) the aggregate nominal amount of shares hereby authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the annual general meeting at which this resolution is passed;

(c) the maximum price that may be paid for each of the shares to be repurchased by the Company pursuant to the approval in paragraph (a) above is 5% above the middle market quotation of those shares as derived from the London Stock Exchange's Daily Official List for the five dealing days immediately prior to the date of repurchase of such shares and the minimum price that may be paid for each of the shares is US$0.05 being the nominal value of the shares; and

(d) the authority hereby conferred on the Company pursuant to the approval in paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2003, or (ii) the date falling fifteen months from the date of the annual general meeting convened by the notice of which this resolution forms part or such shorter period within which the next annual general meeting of the Company is required by any applicable laws or the Company's Bye-laws to be held, or (iii) such authority given under this resolution being renewed, revoked or varied by ordinary resolution of shareholders of the Company in general meeting."

6. "THAT:

(a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to allot, issue and deal with additional authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options, including warrants to subscribe for shares and other rights of subscription for or conversion into shares, which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the share capital to be allotted, issued and dealt with by the Directors of the Company pursuant to the approval in paragraph (a) above, other than as set out in paragraph (c) below, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the annual general meeting of the Company at which this resolution is passed and as enlarged by the allotment and issue of shares following the exercise of options pursuant to the 1991 Share Option Scheme and the 2001 Share Option Scheme and the authority conferred on the Directors pursuant to paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2003, or (ii) fifteen months from the date of the annual general meeting convened by the notice of which this resolution forms part or such shorter period within which the next annual general meeting of the Company is required by any applicable laws or its Bye-laws to be held or (iii) such authority being revoked or varied by ordinary resolution of the shareholders of the Company in general meeting, save that, in each case, this authority shall allow the Company before the expiry of this authority to make or grant offers, agreements and options (including warrants to subscribe for shares and other rights of subscription for or conversion into shares) which would or might require shares to be allotted and issued after such expiry and the Directors may allot, issue and deal with the shares in pursuance of such offers, agreements and options as if the authority conferred hereby had not expired;

(c) the provisions of paragraph (b) above shall not apply to the aggregate nominal amount of share capital allotted and/or issued or agreed to be conditionally or unconditionally issued and/or allotted by the Directors pursuant to:

(i) a rights issue where shares are offered for a fixed period to shareholders in proportion to their then holdings of shares on a fixed record date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory applicable to the Company); or

(ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Company's Bye-laws; or

(iii) any share option scheme of the Company; and

(d) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors."

7. "THAT conditional on the passing of Resolution 6 in the notice convening this meeting, the general mandate granted to the Directors and for the time being in force to exercise all the powers of the Company to allot, issue and deal with additional shares pursuant to Resolution 6 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed to be conditionally or unconditionally allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 5, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

By Order of the Board
CHANG Yu Wai
Secretary

Hong Kong, 27th June, 2002

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not also be a member of the Company. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at 23rd Floor, Tai Ping Industrial Centre, Block 1, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong, not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person if the member so wish.

2. The Registers of Members of the Company will be closed from 2nd August, 2002 to 9th August, 2002, both days inclusive, to ascertain shareholder's rights for the purpose of attending and voting at the said annual general meeting. During which period, no transfer of shares will be registered.

(c) 上文(b)段之條文並不適用於董事會根據以下各項配發及／或發行或同意有條件或無條件發行及／或配發之股本總面額：

(i) 於指定期間按股東於指定記錄日期的持股比例而發售股份之配售新股（惟董事會有權在必須或權宜時就零碎股份權益或根據適用於本公司之任何司法權區之法律規定之任何限制或責任或任何該等地區之認可監管機構或任何證券交易所之規定而取消此方面之權利或作出其他安排）；或

(ii) 任何根據本公司細則實行之以股代息計劃或類似安排；或

(iii) 本公司任何購股權計劃；及

(d) 上文(a)段之批准將附加於任何其他給予董事會之授權。」

7. 「**動議**待召開本大會之通告所載決議案6通過後，本公司董事會獲授權並於現時可有效根據召開本大會之通告所載決議案6行使本公司一切權力以配發、發行及處理額外股份之一般授權將予擴大，在董事會根據上述授權可能配發或同意有條件或無條件配發之本公司股本總面額之上，加上相當於本公司根據按照決議案5授出之權力購回之本公司股本總面額，惟增加後之數額不得超過本決議案通過當日本公司已發行股本總面額百分之十。」

承董事會命
秘書
張怡煒

香港，二零零二年六月二十七日

附註：

(1) 凡有權出席上述大會並於會上投票之股東，均有權委託一位代表出席，並於表決時代其投票。受委代表毋須為本公司股東。代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前，交回香港新界大埔汀角路57號太平工業中心第一座23樓，方為有效。股東填妥及交回代表委任表格後，仍可親身出席會議，並於會上投票。

(2) 本公司將自二零零二年八月二日起至二零零二年八月九日（包括首尾兩天）暫停辦理股份過戶登記手續，以便確定股東出席本公司股東週年大會之權利及其投票權。

(c) 本公司根據上文(a)段之批准有權購回股份時，每股股份可能付出之最高價格為根據倫敦交易所之 Daily Offical List(每日股份市場報價表)於購回該等股份前緊接之五個交易日該等股份之中位市場報價加百分之五，可用作支付每股股份之最低價格為0.05美元，即股份之面值；及

(d) 本公司根據上文(a)段獲賦予之權力將於(i)二零零三年舉行之本公司股東週年大會結束當日、或(ii)由本決議案組成其中一部份之通告所召開之股東週年大會日期後十五個月後當日或任何適用法例或本公司細則規定舉行本公司下屆股東週年大會之較短期間內、或(iii)在股東大會上股東透過普通決議案將根據本決議案授出之權力延續、撤銷或修訂之時(以較早者為準)結束。」

6. **「動議：**

(a) 根據(b)及(c)段之條文，一般無條件批准董事會行使本公司之一切權力以配發、發行及處理本公司股本中之額外法定及尚未發行股份，以及作出或授予可能需行使該等權力之建議、協議及購股權，包括認購股份的認股權證及其他可認購或轉換股份之權力；

(b) 本公司董事會根據上文(a)段之批准而配發、發行及處理之股本總面額(除根據下文(c)段所述者以外)不得超過於通過本決議案之本公司股東週年大會當日；及因經根據一九九一年購股權計劃及二零零一年購股權計劃之購股權獲行使而配發及發行股份後擴大之本公司已發行股本總面值百分之二十，以及董事根據上文(a)段獲賦予之權力，將於(i)二零零三年舉行之本公司股東週年大會結束時、或(ii)由本決議案組成其中一部份之通告所召開的股東週年大會舉行日期十五個月後當日、或根據任何適用法例或本公司細則規定舉行本公司之下屆本公司股東週年大會之較短期間內、或(iii)在本公司股東大會上股東透過普通決議案撤銷或修改此授出之權力之時(以較早者為準)結束，惟於每一情況下，此權力須准許本公司於此權力屆滿之前，作出或授予建議、協議及購股權(包括認購股份的認股權證或其他可認購或轉換股份之權力)，而將會或可能要求股份於此項授權屆滿之後予以配發或發行，而董事會可根據此等建議、協議及購股權一配發、發行及處理股份，猶如在此賦予之權力尚未屆滿；

VTech Holdings Limited
偉易達集團

(於百慕達註冊成立之有限公司)

茲通告 VTech Holdings Limited(「本公司」)謹訂於二零零二年八月九日(星期五)香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城(近天星碼頭)馬哥孛羅香港酒店六樓蓮花廳舉行股東週年大會，以考慮下列事項：

普通事項

1. 「**動議**省覽本公司截至二零零二年三月三十一日止年度之經審核之財務報表及董事會及核數師報告書。」

2. 「**動議**按照本公司細則(「細則」)第94條及第112條重選退任之董事。」

3. 「**動議**釐定本公司董事之酬金。」

4. 「**動議**續聘羅兵咸永道會計師事務所為本公司之核數師，直至下屆股東週年大會結束為止，並授權本公司董事會(「董事會」)釐訂其酬金。」

特別事項

決議案5至7提呈為本公司之普通決議案：

5. 「**動議**：

   (a) 根據下文(b)至(d)段之條文，一般無條件批准董事會行使本公司之一切權力，按照所有適用法例及根據英國 Financial Services Authority(金融服務監察局)上市規則、香港聯合交易所有限公司證券上市規則及香港股份購回守則之條文及所指定之方式，在 London Stock Exchange plc(倫敦交易所)及／或香港聯合交易所有限公司或本公司之股份可能上市之任何其他證券交易所購回本公司股本中每股面值0.05美元之普通股份；

   (b) 本公司根據上文(a)段之批准有權購回之股份總面值，不得超過本決議案於股東週年大會上獲通過當日本公司已發行股本總面額百分之十；

45,105,426股額外新股份。此外，若授權本公司購回股份之決議案6獲通過，股東週年大會通告所載決議案7將予提呈為普通決議案以擴大董事配發、發行及處理股份之授權，以包括根據購回股份授權而購回之股份數目之額外股份。

董事根據決議案6及7所獲配發及發行股份之授權將於本公司二零零三年股東週年大會結束時，或於股東週年大會舉行日十五個月後屆滿，或本公司之股東已於股東大會上通過普通決議案撤銷或修訂該項授權(以較早者為準)。董事確定股份並無附帶任何股東優先購買權，而董事現無意根據股東週年大會通告所載決議案6及7所授予之權力配發、發行及處理股份。

推薦建議

董事認為購回股份之一般授權、配發、發行及處理股份之一般授權均符合本公司及股東之最佳整體利益。董事推薦本公司股東投票贊成股東週年大會上提呈之決議案。身兼本公司股東之董事，擬投票贊成上述之決議案。

股東週年大會通告

股東週年大會載於本文件第9頁至第11頁內(包括首尾兩頁)。

股東週年大會適用之代表委任表格隨附於本文件。不論　閣下會否出席是次大會，本公司謹要求　閣下最遲於大會指定舉行時間前48小時填妥隨附之代表委任表格，並交回香港新界汀角路57號太平工業中心第一座23樓。填妥及交回代表委任表格，股東仍可親身出席大會並在會上投票。

此致

VTech Holdings Limited 列位股東　台照
及 VTech Holdings Limited 認股權證之持有人　參照

主席
黃子欣
謹啟

二零零二年七月八日

股份價格及購回股份之記錄

於最後實際可行日期前十二個月之每個月內，股份於香港聯交所之最高及最低買賣價如下：

	每股股份	
	最高	最低
	港元	港元
二零零一年		
七月	3.825	2.925
八月	3.200	2.700
九月	2.800	1.980
十月	3.375	2.200
十一月	5.550	3.100
十二月	6.500	5.300
二零零二年		
一月	9.350	5.200
二月	11.000	7.050
三月	11.750	9.950
四月	11.350	8.500
五月	9.950	8.700
六月	9.550	7.100

於最後實際可行日期前六個月之每個月內，本公司概無購回任何股份。

購回股份之地位

根據百慕達法例，本公司購回之股份將視作註銷論，而本公司之已發行股份亦相對減少，但不影響法定股本之總額。

發行股份之一般授權

本公司於二零零一年八月十日舉行之股東週年大會上授予董事行使本公司之權力以配發、發行及處理股份之一般授權，將於股東週年大會時到期屆滿。

股東週年大會通告所載決議案6將予提呈為一項普通決議案，重新授予董事一般無條件授權，配發、發行及處理最多達通過該決議案日，在授出購股權及因根據一九九一年購股權計劃及二零零一年購股權計劃行使購股權而配發及發行股份後擴大之本公司已發行股本總面額20%之額外新股份。於最後實際可行日期，本公司已發行股份總數為225,527,133股。倘於股東週年大會前並無發行或購回任何股份，則本公司可配發、發行及處理之股份最多為

董事承諾

董事已向香港聯交所承諾，彼等將遵照香港聯交所上市規則、英國上市規則及百慕達所有適用之法例，並遵照本公司之公司組織章程大綱及公司細則所載之規定及依據提呈之決議案行使本公司之權力以進行購回股份。

董事及關連人士

董事或(就董事作出一切合理查詢後所知及確信)其任何聯繫人士(定義見香港聯交所上市規則)目前概無意於董事之購回授權獲股東批准之情況下，出售股份予本公司。

本公司之任何關連人士概無知會本公司彼等現時有意在本公司獲授權購回股份之時出售股份予本公司，亦無承諾不會出售彼等持有之股份予本公司。

香港公司收購及合併守則

倘購回股份導致某一股東於本公司有投票權股本之權益比例增加，則就香港公司收購及合併守則(「守則」)而言，該項增加將被列作收購論，如該項增加導致控制權有所改變，則在若干情況下，必須根據守則第26條規則提出強制性收購本公司證券之建議。

於最後實際可行日期，本公司已發行股份之總額為225,527,133股，而本公司控權股東黃子欣先生(「黃先生」)及其聯繫人士共持有本公司92,976,666股股份，約佔本公司股本權益之41.23%。若根據授權全面進行購回股份，黃先生及其聯繫人士之持股比例約增加至45.81%，而須根據守則第26條提出強制性收購建議。然而，董事不擬行使購回股份授權而致使黃先生及其聯繫人士須根據守則第26條之規定提出強制性收購建議。

公司之最佳利益，及在其認為在獲得貸款或融資文據規定之一切所需同意後，可以有利之條款購回股份時，方會進行購回。

以本公司於二零零二年三月三十一日(本公司最近期公佈之已審核綜合賬目之編製日期)之綜合財務狀況觀之，尤其以本公司於當時之營運資金狀況及購回授權涉及之股份數目計算，董事認為若於可進行購回期間全面進行購回，本公司之營運資金狀況及資本負債水平可能會受到重大不利影響。除非董事認為進行購回符合本公司之最佳利益，否則不會在對本公司之營運資金狀況造成重大不利影響之情況下進行購回。

購回股份之價格

根據英國上市規則，於回購股份時，可用作支付每股股份之最高價格為倫敦交易所之Daily Official List(每日股份市場報價表)，於購回該等股份前緊接之五個交易日股份之中位市場報價加5%，而可用作支付每股股份之最低價格為0.05美元，即每股股份之面值。

資金來源

本公司之公司組織章程大綱及公司細則賦予本公司購回本身股份之權力。購買股份必須運用根據本公司之公司組織章程大綱及細則及百慕達法例可供合法作此用途之資金，並將會從本公司資源中撥付。百慕達法例規定僅可運用有關股份之已繳交資本或可供分派作股息之資金，或就此發行新股所得之款項作為繳付購回股份之資金。購回時支付之溢價僅可從購回股份前可供分派或用作股息之資金，或自本公司之股份溢價賬中支付。若董事認為適當，可運用上述任何賬項借貸之資金支付購回所需之款項。

香港聯交所上市規則

香港聯交所上市規則的申報規定指明，(其中包括)上市公司必須最遲在購回任何其證券之日以後第一個營業日香港時間上午九時三十分前，向香港聯交所滙報購回證券事項，並須在其年報中包括購回證券之每月分析。

英國上市規則

英國上市規則規定，本公司必須於購買日後第一個營業日倫敦時間上午七時三十分前，將本公司進行之任何股份購回通知倫敦交易所 Company Announcements Office(公司公佈辦公室)。

購回股份之一般授權

本公司於二零零一年八月十日舉行之股東週年大會上授予董事行使本公司之權力以購回股份之一般授權，將於即將舉行之股東週年大會時到期屆滿。

於股東週年大會上，股東週年大會通告所載決議案5將予提呈為一項普通決議案，授予董事一般無條件授權，行使本公司之一切權力，在該決議案所載條件之規限下，購回本公司之已發行股份。該項授權只涉及在香港聯交所及倫敦交易所作出及按照香港聯交所上市規則及英國上市規則所作出之購回。一般授權只包括直至股東週年大會後本公司之下屆股東週年大會結束時，或股東週年大會舉行日十五個月後，或根據決議案5之授權獲本公司之股東於股東大會上以普通決議案延續、撤銷或修訂(以其中較早者為準)期間前已作出或已同意作出之購回。根據香港聯交所上市規則，本公司須送呈一份載有合理所需資料之解釋文件予股東，以確保股東在知情的情況下，決定投票贊成或反對有關授予一般授權行使本公司之權力以購回本公司股份之決議案。本文件按香港聯交所上市規則及英國上市規則之規定，於下文載列有關購回股份之一般授權之資料。

股本及最高可購回之股份數目

依據該項授權，可購回之股份數目最多為於股東週年大會當日已發行股份數目之10%。於最後實際可行日期，已發行股份總數為225,527,133股。按購回股份之一般授權之決議案獲得通過及於股東週年大會前再無任何股份發行或股份購回之基礎上，本公司將可根據購回授權，購回最多達22,552,713股股份。購回股份之一般授權只適用於已繳足之股份。

於最後實際可行日期，可認購股份但尚未行使之購股權及認股權證總數為21,745,000份，約佔本公司於當日全部已發行股本9.64%。若根據現行之授權於股東週年大會前全面進行購回股份，加上新購回股份之一般授權於股東週年大會通過並於其後根據是項授權全面進行購回股份，有關之百分比約增加至12.05%。

購回股份之理由

雖然，要預計董事認為適宜購回股份的特定情況並不可行，然而董事相信獲得購回股份之權力將令本公司因靈活性增加而受惠。董事目前無意購回任何股份。

在決定進行購回與否時，董事將考慮當時之市場情況及本公司之資金安排，及有關購回會否提高本公司之每股資產淨值及／或其每股盈利。董事向股東保證，僅會在其認為符合本

VTech Holdings Limited
偉易達集團

(於百慕達註冊成立之有限公司)

董事：
黃子欣(主席)
李偉權(副主席)
羅偉良(集團行政總裁)
錢果豐*
馮國綸*
田北辰*
汪穗中*

* 獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港主要辦事處：
香港新界大埔
汀角路57號
太平工業中心
第一座23樓

敬啟者：

購回股份及發行股份之一般授權
及
股東週年大會通告

緒言

股東週年大會上將會提呈決議案，以批准下列事項，有關通告載於本文件第9頁至第11頁(包括首尾兩頁)內：

(i) 授予董事購回繳足股份之一般授權；

(ii) 授予董事配發、發行及處理最多達本公司於決議案當日已發行股本總面值20%之股份之一般授權；及

(iii) 授予董事配發、發行及處理根據購回股份授權而購回之股份總面值之股份之一般權力。

本文件旨在闡釋將要提呈之決議案。

「股份」	指	本公司股本中每股面值0.05美元的普通股
「股東」	指	股份持有人
「英國」	指	英格蘭、威爾斯、蘇格蘭及北愛爾蘭聯合王國
「英國分冊」	指	由 Capita IRG Plc(地址為：Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom)於英國存置的股東名冊
「英國上市規則」	指	英國上市管理局根據一九八六年金融服務法(經不時之修訂)第四部所作的規則及條例
「港元」	指	香港法定貨幣港元
「美元」	指	美利堅合眾國法定貨幣美元

於本文件中，除文義另有所指外，下列詞語具備以下涵義：

「一九九一年購股權計劃」	指	本公司於一九九一年九月二十四日採納的購股權計劃
「二零零一年購股權計劃」	指	本公司於二零零一年八月十日採納的購股權計劃
「股東週年大會」	指	本公司將於二零零二年八月九日(星期五)香港時間下午三時三十分舉行的股東週年大會
「股東週年大會通告」	指	載於本文件第9頁至第11頁(包括首尾兩頁)的股東週年大會通告
「董事會」	指	當其時之董事會
「公司法」	指	一九八五年英國公司法(經修訂)
「本公司」	指	VTech Holdings Limited，一間根據百慕達一九八一年公司法在百慕達註冊成立的獲豁免公司，其股份於香港聯交所主板及英國上市管理局之股份市場報價表上市
「董事」	指	本公司當其時之董事，包括獨立非執行董事
「本集團」	指	本公司及當其時之附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港分冊」	指	由香港中央證券登記有限公司(地址為：香港皇后大道東183號合和中心17樓1712－1716室)於香港存置的股東名冊
「香港聯交所」	指	香港聯合交易所有限公司
「香港聯交所上市規則」	指	香港聯交所證券上市規則
「最後實際可行日期」	指	二零零二年七月八日，即刊行本文件之前之最後實際可行日期，以核實本文件內之若干資料
「倫敦交易所」	指	London Stock Exchange plc

目　錄

頁次

此乃重要文件　請即處理

本公司股東所持本公司之股份乃登記於英國分冊：　閣下如對本文件任何方面或應採取之行動有任何疑問，應立即諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他依據 UK Financial Services Act 1986（一九八六年英國金融服務法）獲授權之獨立專業顧問。

本公司股東所持本公司之股份乃登記於香港分冊：　閣下如對本文件任何方面或應採取之行動有任何疑問，應立即諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部之 VTech Holdings Limited 股份，應立即將本文件連同隨附之代表委任表格交予買方或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

vtech

VTech Holdings Limited
偉易達集團

（於百慕達註冊成立之有限公司）

購回股份及發行股份之一般授權
及
股東週年大會通告

VTech Holdings Limited 的主席函件已載列於本文件第3頁至第8頁內（包括首尾兩頁）。VTech Holdings Limited 的股東週年大會將於二零零二年八月九日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城（近天星碼頭）馬哥孛羅香港酒店六樓蓮花廳舉行，大會通告載於本文件第9頁至第11頁（包括首尾兩頁）。

無論　閣下能否出席該大會，務請盡早將隨附之代表委任表格按其上印列之指示填妥交回，惟無論如何須於大會指定舉行時間四十八小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會，並於會上投票。

二零零二年七月八日